

Mail Stop 4561

May 11, 2016

Adam Elmquist
Chief Executive Officer
APP Incline Corporation
1510 Longbranch Avenue
Grover Beach, CA 93433

> **Re:** **APP Incline Corporation**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed April 27, 2016**
> **File No. 333-210462**

Dear Mr. Elmquist:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 20, 2016 letter.

General

1. We have reviewed your response to comment 1, and we are not persuaded by the facts you presented that you are not a shell company. Please be advised that the definition of a shell company does not turn on the company's active pursuit of a business plan, but rather on the nature and size of its business operations and assets. In this regard, we note your statement that you have begun marketing efforts on your application is inconsistent with your statements throughout the prospectus, particularly those on page 5 indicating that you have "not commenced advertising or substantive operations" and "intend[] to begin substantive operations within 3-6 months after [you] obtain a Notice of Effectiveness of this Offering." Accordingly, please disclose that you are, or may be deemed, a shell company and include appropriate risk factor disclosure addressing the risks associated with that status.

2. Please revise your filing to include a currently dated consent to the use of its audit report from your auditor as an exhibit. Refer to Item 601(b)(23) of Regulation S-K.

3. We note your emerging growth company disclosure refers to the decision of the "Trust" to "opt out" of the extended transition period afforded by Section 107(b) of the Jobs Act. As there is no indication of the identity of this entity, please revise or advise.

Description of Business

Current Operations, page 24

4. You state that you will complete your business plan in Phase 1 in the bullet-point list, but it appears that it will take at least two phases to complete. Please revise or advise. Furthermore, you refer to Phase 3 of the plan in the last sentence of this section when there is no indication of what Phase 3 involves. Please revise.

Product, page 25

5. We note your response to comment 12 that you removed all screenshots of your application. You, however, still indicate that screenshots of the application follow this disclosure. Please revise.

Plan of Operations, page 25

6. You state that Phase 1 of your business plan will begin after this offering. Based on other disclosures, however, it appears that it will be Phase 2 that begins. Please revise.

Executive Compensation

Summary Compensation Table, page 31

7. Please revise the salary figure to correspond with the salary earned by Mr. Elmquist during your last completed fiscal year, which appears to have ended September 30, 2015. Refer to comment 14.

Certain Relationships and Related Transactions, page 33

8. We note that information regarding the unsecured promissory note's term does not correspond with related disclosures on pages F-16 and 36 as well as Exhibit 10.2. Refer to comment 15.

9. We note your revised disclosure in the second-to-last paragraph on page 15 that Mr. Elmquist has advanced funds to the company for the costs associated with this offering. Please revise to disclose this transaction pursuant to Item 404(d) of Regulation S-K.

You may contact Rebekah Lindsey, Staff Accountant, at (202) 551-3303 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Bernard Nolan, Attorney-Advisor, at (202) 551-6515 or me at (202) 551-3462 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs for

Mark P. Shuman
Legal Branch Chief
Office of Information
Technologies and Services

cc: William Robinson Eilers, Esq.